UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)

SYNSORB BIOTECH INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

87160V-10-4

(CUSIP Number)

Geoffrey P. Smith

400, 521 – 3rd Avenue S.W.

Calgary, Alberta T2P 3T3

(403) 263-3653

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 8, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

SCHEDULE 13D

CUSIP No.  87160V-10-4

1.

Names of Reporting Persons, I.R.S. Identification No. of above persons

Scout Capital Corp.

2.

Check the Appropriate Box if a Member of a Group

(a)

[  ]

(b)

[X]

3.

SEC Use Only

4.

Source of Funds

WC

5.

Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) and 2(e) [  ]

6.

Citizenship or Place of Organization

Alberta, Canada

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 754,502
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 754,502
	10.	Shared Dispositive Power 0

11.

Aggregate Amount Beneficially Owned by Each Reporting Person

754,502

12.

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

13.

Percent of Class Represented by Amount in Row (11)

15.2%

14.

Type of Reporting Person

CO

This Amendment No. 9 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed by Scout Capital Corp. with the Securities and Exchange Commission (“SEC”) on December 31, 2001 relating to the Common Stock of Synsorb Biotech Inc. (the “Original Filing”), as amended by Amendment No. 1 to Schedule 13D filed with the SEC on January 8, 2002, Amendment No. 2 to Schedule 13D filed with the SEC on April 23, 2002, Amendment No. 3 to Schedule 13D filed with the SEC on April 25, 2002, Amendment No. 4 to Schedule 13D filed with the SEC on May 23, 2002, Amendment No. 5 to Schedule 13D filed with the SEC on May 31, 2002, Amendment No. 6 to Schedule 13D filed with the SEC on July 3, 2002, Amendment No. 7 to Schedule 13D filed with the SEC on August 5, 2002 and Amendment No. 8 to Schedule 13D filed with the SEC on December 13, 2002 (as previously amended, the “Filing”).  Capitalized terms used herein which are not defined herein have the meanings given to them in the Filing.  The main purpose of this Amendment is to amend and restate the information contained in Items 4, 5 and 6 of the Filing.  Except as set forth below, all previous Items of the Filing remain unchanged.

Item 4. Purpose of the Transaction.

Item 4 is hereby amended in its entirety to read as follows:

The purchases of Common Stock consummated by Scout were made in the open market through the facilities of the Toronto Stock Exchange and the NASDAQ Stock Market.  The Common Stock of Synsorb was acquired by Scout for investment purposes.  However, Scout intends to monitor and review its interests in Synsorb on an ongoing basis.  Such continuing review may result in Scout acquiring additional shares of Common Stock in the open market or in privately negotiated transactions, maintaining its holdings at current levels, discussing Synsorb’s business, operations or other affairs with management, the board of directors or shareholders of Synsorb or selling all or a portion of its holdings in the open market or in privately negotiated transactions. Any such actions Scout undertakes will be dependent upon, among other things, the availability of shares of Common Stock for purchase and the price levels of such shares; general market and economic conditions; the ongoing evaluation of Synsorb’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; the availability of funds for the purchase of additional shares of Common Stock; the actions of the management and board of directors of Synsorb; and other future developments.

In connection with Synsorb’s 2002 annual meeting of stockholders on May 7, 2002 (the “Meeting”), Scout notified Synsorb of its intention to nominate Jim Silye, David Tonken and Tim Tycholis (the “New Directors”) for election to the Synsorb board of directors.  At the time of this notification, Mr. Tonken served as the President and Chief Executive Officer of Scout, and each of Mr. Tonken, Mr. Silye and Mr. Tycholis served as a director of Scout.  Scout filed proxy and information circular materials with Canadian securities authorities and mailed such materials to Synsorb shareholders. Scout also solicited proxies for the election of the New Directors in accordance with applicable Canadian proxy regulations.

At the Meeting, Synsorb shareholders voted to elect the New Directors and two other persons to Synsorb’s board.  As a result, the majority of the members of the board of directors of Synsorb after the Meeting also served as a director or executive officer of Scout.  Immediately after the Meeting,  Mr. Tonken was elected as Chairman of the Board of Synsorb and Mr. Silye was elected as President and Chief Executive Officer of Synsorb.

On July 26, 2002, Mr. Silye resigned as a director of Scout.  On October 9, 2002, Mr. Tonken resigned as the Chairman of the Board of Synsorb.  Moreover, Mr. Tonken resigned as Scout’s President and Chief Executive Officer and as a director of Scout on October 24, 2002.  Giving effect to these resignations, Mr. Tycholis is the only remaining director of Synsorb that continues to serve on Scout’s board of directors.  None of Synsorb’s other directors are present officers, directors or representatives of Scout.

As reported in a press release that Synsorb included as an exhibit to a Form 6-K that was filed with the SEC on January 6, 2002, Synsorb has entered into an agreement with a group of new investors that would result in Synsorb becoming an oil and natural gas enterprise as opposed to a pharmaceutical research company.  As stated in the press release, Synsorb plans to issue secured debentures and various additional equity interests to the new investors, and to take other actions that will require shareholder approval.  It is the present intention of Scout to vote its shares of Common Stock in favor of approval of this transaction.

There can be no assurance that Scout (or any of its affiliates) will take any of the actions described in this Item 4 with respect to the Common Stock or with respect to Synsorb.

Except as described in this Item 4, as of the date of this amendment, Scout has not formulated any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of Synsorb, or the disposition of securities of Synsorb; (b) an extraordinary corporate transaction; (c) a sale or transfer of a material amount of assets of Synsorb or its subsidiaries, if any; (d) any change in the present board of directors or management of Synsorb, including any change in the number or term of directors or the filling of any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Synsorb; (f) any other material change in Synsorb’s business or corporate structure; (g) changes in Synsorb’s charter or bylaws or other actions that may impede the acquisition of control of Synsorb by any person; (h) causing a class of securities of Synsorb to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Synsorb becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Item 5.

Interest in Securities of the Issuer.

Item 5 is hereby amended in its entirety to read as follows:

Scout Capital Corp.

(a)

Number of Securities Beneficially Owned:  754,502 shares of Common Stock

Percentage of Class:

15.2%

(b)

Sole Voting Power:

754,502 shares of Common Stock

Shared Voting Power:

0 shares of Common Stock

Sole Dispositive Power:

754,502 shares of Common Stock

Shares Dispositive Power:

0 shares of Common Stock

(c)

No transactions have been made by Scout Capital Corp. in the Common Stock since the date of the last amendment to the Filing.

Tim Tycholis

(a)

Number of Securities Beneficially Owned:  142,900

Percentage of Class:  2.88%

(b)

Sole Voting Power:

142,900 shares of Common Stock

Shared Voting Power:

0 shares of Common Stock

Sole Dispositive Power:

142,900 shares of Common Stock

Shared Dispositive Power:

0 shares of Common Stock

(c)

The transactions made by Mr. Tycholis in the Common Stock since the date of the last amendment to the Filing are detailed on Schedule A hereto, which is incorporated herein by this reference.

Item 6. Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended in its entirety as follows:

Since the date of the Original Filing, Scout has placed shares of Common Stock that it has previously purchased into brokerage margin accounts that are subject to customary margin borrowing arrangements.  As of the date of this Amendment, Scout has pledged 488,587 shares of Common Stock to Leed Financial and 265,915 shares of Common Stock to Peters and Co. Ltd. in connection with margin account arrangements between Scout and such brokerage firms.  Scout may pledge additional shares of Common Stock with other brokerage firms in the future in connection with customary margin account arrangements.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Scout Capital Corp.

                                                                                                             By: /s/ Geoffrey P. Smith

                                                                                                             Name: Geoffrey P. Smith

                                                                                                             Title: Chief Executive Officer

Date:  January 24, 2003